FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒        Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐        No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

Not for release, publication or distribution in whole or in part in or into the United States, Australia, Canada, Japan or Italy. The shares to be issued in connection with the Offer have not and will not be registered under the U.S Securities Act of 1933, as amended and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from such registration requirements.

VOLUNTARY TENDER OFFER OF NATIONAL BANK OF GREECE S.A.

TO THE SHAREHOLDERS OF EUROBANK ERGASIAS S.A. FOR THE ACQUISITION OF ALL THE COMMON REGISTERED SHARES OF EUROBANK ERGASIAS S.A.

AND

PUBLIC OFFER OF THE NEW SHARES OF NATIONAL BANK OF GREECE IN EXCHANGE OF THE TENDERED SHARES

AT A SHARE EXCHANGE RATIO OF 58 NEWLY ISSUED SHARES OF NATIONAL BANK OF GREECE S.A. PER 100 TENDERED SHARES OF EUROBANK ERGASIAS S.A. /

ANNOUNCEMENT OF THE MANNER AND PLACE WHERE THE INFORMATION MEMORANDUM OF THE TENDER OFFER AND THE OFFERING CIRCULAR OF ARTICLE 4 PAR. 1(B) AND 2(C) OF GREEK LAW 3401/2005 WILL BE AVAILABLE

(in accordance with Greek law 3461/2006 and Greek law 3401/2005)

National Bank of Greece S.A. (the «Offeror») announces the following:

1. The Board of Directors of the Hellenic Capital Market Commission during its meeting on January 7, 2013 and by virtue of its decision no 1/634/7.1.2013 approved in accordance with the provisions of Greek law 3461/2006 the Information Memorandum for the Voluntary Tender Offer of National Bank of Greece S.A. (the “Tender Offer”) which is addressed to all holders of common, registered, bearing voting rights shares issued by Eurobank Ergasias S.A. (the “Company”) in order to acquire all common registered bearing voting rights shares of the Company, under certain approvals which were all satisfactorily met on January 10, 2013, as ratified by a new decision of the board of directors of the Hellenic Capital Market Commission. It is noted that today the Offeror already holds directly and indirectly common shares of the Company amounting to 0.06% and 0.42%, respectively. The aforementioned direct and indirect participations of the Offeror in the Company shall not be tendered. The Offeror and the persons that act in concert with the Offeror for the purposes of the Tender Offer have not proceeded, directly or indirectly, to acquisitions of shares in Eurobank Ergasias S.A. following the announcement of the launching of the Tender Offer and will not proceed to any such acquisition until the expiration of the acceptance period of the Tender Offer (the “Acceptance Period”).

2. Starting on Friday, January 11, 2013 and for the whole duration of the Acceptance Period, as determined in paragraph 3 below, the Information Memorandum as well as a copy of the Acceptance Statement will be available free of charge during business days and hours, in all the branches of the Offeror in Greece. The Information Memorandum shall also be available from the aforementioned date in electronic form on the website of the Offeror (www.nbg.gr) and the website of ATHEX (www.ase.gr).

3. The Acceptance Period shall commence on January 11, 2013 at 08:00 and shall expire on February 15, 2013 at the end of business hours of Greek banks, i.e. its total duration amounts to five (5) weeks.

4. The Offeror is also operating as the Authorised Credit Institution for the receipt and filing of the Acceptance Statements, the transfer of the Tendered Shares as well as the payment of the relevant consideration to the Accepting Shareholders.

5. The results of the Tender Offer must be published the latest within two (2) business days from the expiration of the Acceptance Period in accordance with article 23 of Greek law 3461/2006, i.e. until February 18, 2013. The transfer of the Tendered Shares to the Offeror and the delivery of the New Shares to the Accepting Shareholders will be completed within six (6) business days from the announcement of the results of the Tender Offer, i.e. until February 26, 2013.

6. The persons to whom the Tender Offer is addressed must refer to the Information Memorandum approved by the Hellenic Capital Market Commission, as published by the Offeror, in order for them to get information, in accordance with the applicable legislation, on, among others, the terms of the Tender Offer and acceptance and transfer process of the Tendered Shares.

7. Within the aforementioned context, the Offeror has committed to pay for every 100 common, registered, bearing voting rights shares of the Company (the “Tendered Shares”) 58 new, common, registered bearing voting rights shares (the “New Shares”) that the Offeror will issue on the basis of the decision of the 2nd Repeat General Meeting of 23.11.2012 of the shareholders of the Offeror, as consideration of the Tendered Shares. With regards to the Public Offer of the New Shares, the Offeror has notified to the Hellenic Capital Market Commission and has issued an Offering Circular in accordance with article 4 par. 1(b) and 2(c) of Greek law 3401/2005 (the “Offering Circular”), which shall be available to investors from January 11, 2013 and for the whole duration of the Acceptance Period of the Tender Offer in electronic form on the website of the Offeror (www.nbg.gr) and the website of ATHEX (www.ase.gr). A hard copy of the Offering Circular shall also be available to investors at the premises of Megaron Mela, at 93, Aiolou Street, Athens.

8. This announcement is addressed only to those persons to which the Tender Offer is addressed in accordance with the approved and published Information Memorandum.

Athens, January 11, 2013

United States

This release is not an offer for sale of securities in the United States. The Offer is not being made, directly or indirectly, in or into or by the use of the mails or any means or instrumentality (including, without limitation, facsimile, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States.  Accordingly, copies of this Release, the Offer Document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in, into or from the United States or to or from U.S. persons.  Persons receiving this Release, the Offer Document and any related offering documents (including without limitation custodians, nominees and trustees) must not distribute or send them in, into or from the United States.  Doing so may invalidate any purported acceptance.

European Economic Area

This release is only addressed to persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC and amendments thereto). No offer or invitation to acquire securities of National Bank of Greece S.A. is being made by or in connection with this release. Any such offer will be made solely by means of the Offer Document once it has been approved by the Hellenic Capital Market Commission and published in accordance with Greek law in connection with the offer in Greece, or outside Greece in reliance upon any exemption set forth in any applicable law, rule or regulation.

United Kingdom

This release is directed in the United Kingdom solely at persons who (i) have professional experience in matters relating to investments and who fall within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion Order 2005) (the “Order”), (ii) are high net worth entities falling within Article 49(2) (A) to (D) of the Order or (iii) to persons to whom it may otherwise be lawful to communicate it to (all such persons together being referred to as “Relevant Persons”). This release must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this release relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Italy

No offer is being made, and will be made, directly or indirectly, in or into the Republic of Italy (“Italy”) as a public offer (as defined in article 1, paragraph 1, letter v) of the Legislative Decree no. 58 of February 24, 1998). The Offer, the release and any other documents or materials relating to the Offer have not been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, shareholders located in Italy are notified that the Offer is not intended to be addressed to them, they may not participate in the Offer and the release and any other offering material relating to the Offer or the Offer Shares may not be distributed or otherwise made available to them as part of the Offer.  Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Offer Shares or the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: January 11th, 2013
Chief Executive Officer